Exhibit 99.1

FOR:	Consolidated Graphics, Inc.

CONTACT:	G. Christopher Colville
Executive Vice President/
Chief Financial Officer
Consolidated Graphics, Inc.
(713) 787-0977

For Immediate Release	Christine Mohrmann/Eric Boyriven
Financial Dynamics
(212) 850-5600

CONSOLIDATED GRAPHICS REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS

- Record Revenue of $209 Million -

- Diluted Earnings Per Share of $.68 vs. $.39 in Prior Year -

- Projects Fourth Quarter Results of $.57 Per Diluted Share -

HOUSTON, TEXAS – February 2, 2005 - Consolidated Graphics, Inc. (NYSE: CGX) today announced results for its third quarter ended December 31, 2004.

Revenue for the December quarter was $208.6 million, up 9% compared to $191.1 million in the September quarter and up 13% compared to $184.2 million a year ago.  Net income for the December quarter was $9.7 million, or $.68 per diluted share, representing increases of 29% and 28% compared to net income of $7.6 million and diluted earnings per share of $.53 in the September quarter.  Compared to the December quarter a year ago, net income increased 78% and diluted earnings per share increased 74%.  Overall, December quarter revenues were at a record level for Consolidated Graphics, and operating margins improved to 7.8%.

For the nine months ended December 31, 2004, total sales were $581.3 million, up 11% compared to $524.7 million for the comparable period a year ago.  Net income for the first nine months of this year was $24.1 million, or $1.70 per diluted share, up 75% and 70% compared to $13.8 million and $1.00 per diluted share last year.

 “We are very pleased to report third quarter results that significantly exceeded our expectations,” commented Joe R. Davis, Chairman and Chief Executive Officer.  “In addition to capturing additional market share through internal growth and acquisitions, we benefited from election-related printing that was much more robust than we had projected.  Of our 13% quarterly increase in revenue over the year-ago levels, internal growth and acquisitions each contributed 3% and election-related printing contributed 7%.  This quarter’s results evidence the scale advantages of our industry

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leading market position and our commitment to drive top-line growth and improve operating margins.”

Mr. Davis added, “We continue to strengthen our balance sheet, which further increases our ability to grow our business through investments in technology and a disciplined acquisition program.  Capital expenditures totaled $8.0 million in the quarter, bringing our year-to-date investment in new technology and equipment to $19.0 million.  On the acquisition front, the pending addition of the seven Kelmscott companies will significantly expand our Midwest and West Coast presence.  We also continue to evaluate a number of other acquisition opportunities that would complement our national footprint and enhance our customer service offerings.”

Mr. Davis concluded, “For the fourth quarter, and consistent with our performance throughout the year, we expect to use our business model to leverage continuing improvement in economic and industry conditions to generate strong year-over-year growth in revenues and diluted earnings per share.  Revenues are projected to increase 5% over year-ago levels to $192 million, with diluted earnings per share increasing 30% to $.57.  These projected results do not include contribution from any acquisitions we may complete during the quarter, including Kelmscott.”

Consolidated Graphics will host a conference call today, February 2, 2005, at 11 a.m. Eastern Time, to discuss its third quarter 2005 results.  The conference call will be simultaneously broadcast live over the Internet.  Listeners may access the live Web cast at the Company’s homepage, www.consolidatedgraphics.com.

  Consolidated Graphics, Inc. is one of the nation’s leading commercial sheetfed, web and digital printing companies.  Through its network of printing companies in 25 states, the Company produces high-quality customized printed materials for a broad customer base that includes many of the most recognized companies in the country.  Consolidated Graphics also offers an extensive and growing range of digital and Internet-based services and solutions marketed through CGXSolutions.  Consolidated Graphics is focused on adding value to its operating companies by providing financial and operational strengths, management support and technological advantages associated with a national organization. For more information, visit the Company’s Web site at http://www.consolidatedgraphics.com.

This press release contains forward-looking statements, which involve known and unknown risks, uncertainties or other factors that could cause actual results to materially differ from the results, performance or other expectations implied by these forward-looking statements.  Consolidated Graphics’ expectations regarding future sales and profitability assume, among other things, stability in the economy and reasonable growth in the demand for its products, the continued availability of raw materials at affordable prices, retention of its key management and operating personnel, as well as other factors detailed in Consolidated Graphics’ filings with the Securities and Exchange Commission.  The forward-looking statements, assumptions and factors stated or referred to in this press release are based on information available to Consolidated Graphics today.  Consolidated Graphics expressly disclaims any duty to provide updates to these forward-looking statements, assumptions and other factors after the day of this release to reflect the occurrence of events or circumstances or changes in expectations.

(Table to follow)

CONSOLIDATED GRAPHICS, INC.

Consolidated Income Statement

(In thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2004	2003	2004	2003
Sales	$208,640	$184,238	$581,298	$524,691
Cost of Sales	157,077	141,034	437,753	401,046
Gross Profit	51,563	43,204	143,545	123,645
Selling Expenses	21,232	19,539	60,458	56,229
General and Administrative Expenses	14,140	12,640	40,796	39,107
Operating Income	16,191	11,025	42,291	28,309
Interest Expense, net	1,083	2,032	3,879	5,762
Income before Taxes	15,108	8,993	38,412	22,547
Income Taxes	5,364	3,507	14,275	8,736
Net Income	$9,744	$5,486	$24,137	$13,811

Earnings Per Share
Basic	$.71	$.41	$1.77	$1.03
Diluted	$.68	$.39	$1.70	$1.00

Weighted Average Shares Outstanding
Basic	13,666	13,470	13,623	13,409
Diluted	14,259	13,947	14,180	13,769